03015023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC RECEIVED MAR - 3 2003 WASH. D.C. 181 PROCESSING SECTION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49582 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global-American Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34167 Pacific Coast Highway, Suite D.
(No. and Street)

Dana Point, (City) California (State) 92629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cedric Swirsky 949-493-0778
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Cedric Swirsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global-American Investments, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President 2/22/03

Title

(See attached Notary)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## JURAT

State/Commonwealth of California }
County of Orange } ss.

Subscribed and sworn to (or affirmed) before me

this 28 (Date) day of February (Month), 2003 (Year), by

(1) Cedric Zwirsky
Name of Signer #1

(2) ______________________.
Name of Signer #2

LINDA A. GAGNON
Commission # 1313093
Notary Public - California
Orange County
My Comm. Expires Jul 13, 2005

[Signature]
Signature of Notary Public

Place Notary Seal and/or Any Stamp Above

Other Required Information (Printed Name of Notary, Residence, etc.)

### OPTIONAL

*Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**

Title or Type of Document: Annual Audited Report (U.S. Sec. And Exch. Comm.)

Document Date: 2-28-03 Number of Pages: 2

Signer(s) Other Than Named Above: ______________

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

GLOBAL-AMERICAN INVESTMENTS, INC.
34167 PACIFIC COAST HIGHWAY
DANA POINT, CALIFORNIA 92629

CONTENTS

PART I

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

# REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Global-American Investments, Inc.
Dana Point, California

I have audited the accompanying statement of financial condition of Global-American Investments, Inc. as of December 31, 2002 and related statements of income (loss), cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Global-American Investments, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Global-American Investments, Inc. as of December 31, 2002 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 24, 2003

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

| | |
|---|---|
| Cash - checking | $ 1,155 |
| Cash - money market | 11,008 |
| Clearing broker's deposit | 36,980 |
| Commissions receivable | 46,694 |
| Prepaid expenses | 18,913 |
| Rent deposit | 600 |
| TOTAL ASSETS | $115,350 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 48,671 |
| TOTAL LIABILITIES | 48,671 |
| SHAREHOLDER'S EQUITY | |
| Common stock -authorized, issued and outstanding 10,000 shares without value per share | 49,359 |
| Paid-in capital | 467,506 |
| Accumulated deficit | (450,186) |
| TOTAL SHAREHOLDERS' EQUITY | 66,679 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $115,350 |

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| REVENUES | |
| Commissions | $2,453,010 |
| Interest | 209 |
| | 2,453,219 |
| MANAGEMENT FEE | 820,300 |
| OPERATING EXPENSES – Page 10 | 1,729,421 |
| | 2,549,721 |
| LOSS BEFORE INCOME TAX | ( 96,502) |
| FRANCHISE TAX PROVISION | 800 |
| NET LOSS | $( 97,302) |

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | Stock Shares | Common Stock | Paid-In Capital | Retained Earnings (Deficit) |
|---|---|---|---|---|
| Balance, January 1, 2002 | 10,000 | $49,359 | $534,617 | $(352,884) |
| Net (Loss) | | | | ( 97,302) |
| Capital Returned | | | (79,917) | |
| Capital Contributed | | | 12,806 | |
| Balance, December 31, 2002 | 10,000 | $49,359 | $467,506 | $(450,186) |

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net Loss from operations | $( 97,302) |
| | |
| Changes in operating assets and liabilities: | |
| Commissions Receivable | 56,219 |
| Accounts Payable | 33,740 |
| Prepaid Expenses | ( 5,760) |
| | ( 13,103) |
| | |
| CASH FLOW FROM INVESTING ACTIVITIES | |
| Money Market | 31,096 |
| | |
| CASH FLOW FROM FINANCING ACTIVITIES | |
| Capital Contributed | 12,806 |
| Capital Returned | ( 79,917) |
| | ( 67,111) |
| | |
| DECREASE IN CASH | ( 49,118) |
| | |
| Cash: Beginning of the Year | 50,273 |
| | |
| Cash: End of the Year | $ 1,155 |
| | |
| SUPPLEMENTAL CASH FLOW INFORMATION: | |
| | |
| Cash paid for interest | $ 0 |
| | |
| Cash paid for income taxes | $ 800 |

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

## NOTE 1 - ORGANIZATION

Organization
Global-American Investments, Inc., the Company was incorporated on September 9,1996 in the state of Arizona and subsequently become a member of the National Association of Securities Dealers, Inc. and commenced operations in the general business of a broker dealer of securities. In August 1998 the Company was acquired by new owners who contributed capital of $90,824 and in turn paid from the Company $50,000 to the former owners. During 1999 the Company was largely inactive. The $50,000 was charged to paid in capital. In January 1999 the Company became a resident foreign corporation in the State of California.

In July, 2001 the Company was again acquired by a new owner (SE Global Equities Corp.) and became its wholly owned subsidiary. The parent company (SE Global Equities Corp.) paid $38,500 for the stock plus replenishing the clearing deposit not to exceed $40,000. The new owner has been approved by the NASD.

Nature of Business
The Company conducts a general securities business on a fully disclosed, introductory basis. It has two locations: Dana Point and Diamond Bar (principally day trading), California. The Company does not hold customers' funds or securities.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues
Securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Income Taxes
The Company applies the policies of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. A valuation allowance for the entire net operating loss has been recorded.

Prepaid Expenses
Prepaid expenses represent regulatory and internet service fees.

## NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. See Page 11 for the calculation of net capital.

## NOTE 5 - INCOME TAXES

The Company had a net operating loss carry forward (NOL) of approximately $124,370 which is comprised as follows:

| | Amount | Year Expires |
|---|---|---|
| Year Ended Dec. 31, 1998 | $ 4,000 | 2018 |
| Year Ended Dec. 31, 1999 | 9,000 | 2019 |
| Year Ended Dec. 31, 2000 | 9,000 | 2020 |
| Seven Months Ended July 31, 2000 | 5,370 | 2021 |
| Year Ended Dec. 31, 2002 | 97,000 | 2022 |
| | $124,370 | |

Because the Company changed ownership, the previous NOL was substantially reduced. Each year's NOL carry forward is limited to the product of the Federal long-term tax-exempt rates times the Company's value at the date of acquisition. Because of the NOL there is no provision for Federal income taxes. The State of California's NOL is limited to 50% of the Federal NOL and requires a minimum tax of $800.

## NOTE 6 - OFF BALANCE SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

## NOTE 7 - RELATED PARTY TRANSACTIONS

The parent company charged the Company (its subsidiary) fees of $820,300.

The Company subleases the Diamond Bar location from its new parent company which party owns the lease.

The Dana Point location's lease runs between the lessor and the Company's president.

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Global-American Investments, Inc.
Dana Point, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
January 24, 2003

GLOBAL-AMERICAN INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Commissions | $ 378,259 |
| Clearing costs | 564,990 |
| Insurance | 16,643 |
| Office expense and supplies | 12,126 |
| Payroll and related expense | 267,536 |
| Postage and delivery | 3,882 |
| Professional fees | 48,028 |
| Quotation costs | 332,021 |
| Regulatory fees | 7,249 |
| Rent | 46,669 |
| Repairs | 3,359 |
| Security | 60 |
| Telephone | 34,561 |
| Travel and entertainment | 2,992 |
| All other | 11,047 |
| | $1,729,421 |

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

| | | |
|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | |
| Total ownership equity from statement of financial condition | | $ 66,679 |
| Less: Nonallowable assets - Prepaid expense | (18,913) | |
| Rent deposit | ( 600) | |
| | | ( 19,513) |
| NET CAPITAL | | $ 47,166 |
| **COMPUTATION OF NET CAPITAL REQUIREMENTS** | | |
| Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness | | $ 3,245 |
| Minimum dollar net capital required | | $ 5,000 |
| Net Capital required (greater of above amounts) | | $ 5,000 |
| EXCESS CAPITAL | | $ 42,166 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | | $ 42,299 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Total liabilities | | $ 48,671 |
| Percentage of aggregate indebtedness to net capital | | 89.7% |
| Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d) | | NA |

RECONCILIATION

NONE REQUIRED

See Accompanying Notes to Financial Statements

PART II

GLOBAL-AMERICAN INVESTMENTS, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Global-American Investments, Inc.
Dana Point, California

In planning and performing my audit of the financial statements of Global-American Investments, Inc. (the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
January 24, 2003